DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

February 28, 2013
Vanguard Natural Resources
5847 San Felipe, Suite 3000
Houston, Texas 77057
Gentlemen:
Pursuant to your request, we have prepared estimates of the extent and value of the net proved crude oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of December 31, 2012, of certain properties owned by Vanguard Natural Resources (Vanguard). This evaluation was completed on February 28, 2013. Vanguard has represented that these properties account for 83.5 percent on a net equivalent barrel basis of Vanguard’s net proved reserves as of December 31, 2012. The reserves are located in the states of Arkansas, Louisiana, Mississippi, Montana, New Mexico, North Dakota, Oklahoma, Texas, and Wyoming. The net proved reserves estimates prepared by us have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Vanguard.

Reserves included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2012. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Vanguard after deducting all interests owned by others.

Estimates of oil, condensate, NGL, and natural gas reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

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Data used in this evaluation were obtained from reviews with Vanguard personnel, Vanguard files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Vanguard with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principals and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material balance and other engineering methods were used to estimate OOIP or OGIP.

Estimated of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material balance and other engineering methods were used to estimate recovery factors. An analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves. Most of the undeveloped reserves were estimated by analogy to similar wells or offset wells.
For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application

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of appropriate decline curves or other performance relationships. In the analyses of production‑decline curves, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate.

Definition of Reserves

Petroleum reserves estimated by us included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by us in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

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(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

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(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

The development status shown herein represents the status applicable on December 31, 2012. In the preparation of this study, data available from wells drilled on the appraised properties through December 31, 2012 were used in estimating gross ultimate recovery. When applicable, gross production estimated to December 31, 2012 was deducted from gross ultimate recovery to arrive at the estimates of gross reserves as of December 31, 2012. Production data through August 2012 were available for most properties.

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Our estimates of Vanguard’s net proved reserves attributable to the reviewed properties are based on the definition of proved reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Net Proved Reserves
	Estimated by DeGolyer and MacNaughton as of December 31, 2012
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sales Gas (MMcf)	Oil Equivalent (Mboe)

Arkansas
Proved Developed	0	0	26,760	4,460
Proved Undeveloped	0	0	855	143

Total Proved Arkansas	0	0	27,615	4,603

Louisiana
Proved Developed	162	0	0	162
Proved Undeveloped	0	0	0	0

Total Proved Louisiana	162	0	0	162

Mississippi
Proved Developed	1,977	0	331	2,032
Proved Undeveloped	594	0	0	594

Total Proved Mississippi	2,571	0	331	2,626

Montana
Proved Developed	4,522	148	1,250	4,878
Proved Undeveloped	222	0	35	228

Total Proved Montana	4,744	148	1,285	5,106

Net Proved Reserves – (Continued)
New Mexico
Proved Developed	1,208	0	2,645	1,649
Proved Undeveloped	617	0	540	707

Total Proved New Mexico	1,825	0	3,185	2,356

North Dakota
Proved Developed	4,032	12	2,760	4,504
Proved Undeveloped	392	0	308	443

Total Proved North Dakota	4,424	12	3,068	4,947

Oklahoma
Proved Developed	210	2,748	161,140	29,815
Proved Undeveloped	0	9,276	109,036	27,449

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Total Proved Oklahoma	210	12,024	270,176	57,264

Texas
Proved Developed	9,560	3,445	69,427	24,576
Proved Undeveloped	1,958	1,273	17,422	6,135

Total Proved Texas	11,518	4,718	86,849	30,711

Wyoming
Proved Developed	14,911	2,038	10,076	18,628
Proved Undeveloped	735	0	0	735

Total Proved Wyoming	15,646	2,038	10,076	19,363

Total Proved	41,100	18,940	402,585	127,138

Note: Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

Primary Economic Assumptions
Revenue values in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth of future net revenue. Future gross revenue is defined as that revenue to be realized from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating, gathering, processing expenses, and capital costs from the future gross revenue. Present worth of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization.

Revenue values in this report were estimated using the initial prices and expenses provided by Vanguard. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The prices used in this report are based on SEC guidelines. The following economic assumptions were used for estimating existing and future prices and costs:
Oil and Condensate Prices
Vanguard has represented that the oil, condensate, and NGL prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. Vanguard supplied differentials to a West Texas

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Intermediate reference price of $94.67 per barrel and the prices were held constant thereafter. The volume-weighted average price attributable to estimated proved reserves was $86.95 per barrel.

NGL prices were calculated for each property using the differentials to a WTI reference of price of $94.67 per barrel and were held constant thereafter. The volume-weighted average price attributable to estimated proved reserves was $38.52 per barrel.
Natural Gas Prices
Vanguard has represented that the natural gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. The gas prices were calculated for each property using differentials to the reserence price of $2.76 per million British thermal units (MMBtu) furnished by Vanguard and held constant thereafter. The volume-weighted average price attributable to estimated proved reserves was $2.26 per thousand cubic feet (Mcf).
Operating Expenses and Capital Costs
Operating expenses and capital costs, based on information provided by Vanguard, were used in estimating future costs required to operate the properties. In certain cases, future costs, either higher or lower than existing costs, may have been used because of anticipated changes in operating conditions. These costs were not escalated for inflation.

The estimated future revenue and expenditures attributable to the production and sale of Vanguard’s net proved reserves of the properties appraised, as of December 31, 2012, are as follows, expressed in thousands of dollars (M$):

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	Proved
	Developed Producing	Developed Nonproducing	Undeveloped	Total

Future Gross Revenue, M$	4,020,632	131,787	1,060,411	5,212,830
Production and Ad Valorem Taxes, M$	401,309	10,398	74,499	486,206
Operating Expenses, M$	1,139,186	42,409	157,582	1,339,177
Capital Costs, M$	3,432	11,046	330,398	344,876
Future Net Revenue, M$	2,476,705	67,934	497,932	3,042,876
Present Worth at 10 Percent, M$	1,180,622	35,722	137,525	1,353,869

Note: Future income tax expenses were not taken into account in the preparation of these estimates.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2012, estimated oil and gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4),

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(8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein, (ii) estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year, and (iii) the undeveloped reserves include 7,163 MMcf with negative net revenue for 30 wells which were included at the request of Vanguard. The reserves for these 30 wells represent 1.8 percent of the total net gas reserves, or 0.9 percent of the equivalent gas reserves.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Vanguard. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Vanguard. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.
Submitted,

By:	/s/ DeGolyer and MacNaughton
Name:	DeGOLYER and MacNAUGHTON
Title:	Texas Registered Engineering Firm F-716

By:	/s/ Paul J. Szatkowski, P.E.
Name:	Paul J. Szatkowski, P.E.
Title:	Senior Vice President
DeGolyer and MacNaughton

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CERTIFICATE of QUALIFICATION
I, Paul J. Szatkowski, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.
That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Vanguard dated February 28, 2013, and that I, as Senior Vice President, was responsible for the preparation of this report.

2.
That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in 1974; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists; and that I have in excess of 38 years of experience in oil and gas reservoir studies and reserves evaluations.

By:	/s/ Paul J. Szatkowski, P.E.
Name:	Paul J. Szatkowski, P.E.
Title:	Senior Vice President
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